United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 12b-25

Notification of Late Filing

(Amendment No. 0)*

OMB Number 3234-0058	SEC File Number 0-50235	CUSIP Number
(Check one):	Form 10-K	Form 20-F	Form 11-K	√	Form 10-Q	Form 10-D	Form N-SAR
Form N-CSR
	For Period Ended:	June 30, 2008
Transition Report on Form 10-K
Transition Report on Form 20-F
Transition Report on Form 11-K
Transition Report on Form 10-Q
Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

PERFORMANCE CAPITAL MANAGEMENT LLC
Full Name of Registrant

Former Name if Applicable
7001 Village Drive, Suite 255
Address of Principal Executive Office (Street and Number)
Buena Park, California 90621
City, State and Zip Code

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.(Check box if appropriate.)

√	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant’s preparation of, and compilation, dissemination and review of relevant information required by, the registrant’s Quarterly Report on Form 10-Q for the period ended June 30, 2008, could not be accomplished in order to permit the registrant to file by August 14, 2008 without undue hardship and expense to the registrant. The registrant anticipates filing its quarterly report on Form 10-Q within the five calendar day extension period provided under Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

Part IV - Other Information

  Name and telephone number of person to contact in regard to this notification

William Constantino	(714)	736-3780
(Name)	(Area Code)	(Telephone Number)

  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

Yes	√	No
  If answer is no, identify report(s).

  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes	√	No
  If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
  The Company anticipates that its total net revenues were approximately $2.1 million for the three months ended June 30, 2008, as compared to approximately $1.7 million for the three months ended June 30, 2007. The increase in net revenues is primarily due to use of the interest method of accounting for newer portfolios as well as more sales of portfolios in the second quarter of 2008 as compared to the second quarter of 2007 and does not account for the provision for portfolio impairment of $595,000 incurred in the second quarter of 2008. The Company anticipates that its operating costs and expenses were approximately $2.3 million, including the provision for portfolio impairment of $595,000, for the three months ended June 30, 2008, as compared to approximately $1.9 million for the three months ended June 30, 2007. The Company anticipates that it had a net loss of approximately $290,000 for the three months ended June 30, 2008, as compared with a net loss of approximately $279,000 for the three months ended June 30, 2007.

Performance Capital Management, LLC
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized

Date:	08-14-2008	By /s/	David J. Caldwell	Title:	Chief Operations Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

Attention

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).